EXHIBIT 99.1

Brookfield Business Partners Reports 2021 Year End Results

BROOKFIELD, NEWS, Feb. 04, 2022 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today financial results for the year ended December 31, 2021.

“We had a successful 2021, generating strong financial performance and committing $2.2 billion of capital to acquire six new businesses,” said Cyrus Madon, CEO of Brookfield Business Partners. “Our focus is on onboarding our recent acquisitions and executing our business improvement plans. We are well positioned to continue building value and expect 2022 to be another active year for our business.”

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions (except per unit amounts), unaudited	2021	2020	2021	2020
Net income (loss) attributable to unitholders[1]	$41	$85	$643	$(169)
Net income (loss) per limited partnership unit[2,3]	$(0.25)	$0.56	$3.28	$(1.13)

Adjusted EBITDA[4]	$550	$423	$1,761	$1,384

Net income attributable to unitholders for the year ended December 31, 2021 was $643 million ($3.28 per unit) compared to net loss of $169 million (loss of $1.13 per unit) in the prior year. Net income in the year included gains on dispositions, partially offset by impairments recorded during the year. Prior year results included provisions and impairments recorded during the year, partially offset by mark-to-market gains on financial assets including our investment in public securities.

Adjusted EBITDA for the year ended December 31, 2021 was $1,761 million compared to $1,384 million for the year ended December 31, 2020, reflecting increased contributions from our Business Services, Industrials and Infrastructure Services segments.

Operational Update

The following table presents Adjusted EBITDA by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions, unaudited	2021	2020	2021	2020
Business Services	$149	$92	$561	$271
Infrastructure Services	212	156	613	602
Industrials	225	195	713	604
Corporate and Other	(36)	(20)	(126)	(93)
Adjusted EBITDA[4]	$550	$423	$1,761	$1,384

Our Business Services segment generated Adjusted EBITDA of $561 million in 2021, compared to $271 million in 2020. Results benefited from strong performance and increased ownership at our residential mortgage insurance operations, improved performance at our construction operations and contribution from our technology services operations which we acquired in January 2021. Prior year results included contribution from the pathology business within our healthcare services operations which we sold in the fourth quarter 2020.

Our Infrastructure Services segment generated Adjusted EBITDA of $613 million in 2021, compared to $602 million in 2020. Results benefited from increased volumes and strong execution on projects in nuclear technology services and higher contribution from work access services, partially offset by lower contribution from offshore oil services. Current year results included contribution from our modular building leasing services operations which we acquired in December 2021.

Our Industrials segment generated Adjusted EBITDA of $713 million in 2021, compared to $604 million in 2020. Results benefited from higher aftermarket volumes in advanced energy storage operations, partially offset by our reduced ownership in graphite electrode manufacturing operations. Current year results included contribution from our solar power solutions provider and engineered components manufacturer which we acquired in August 2021 and October 2021, respectively.

The following table presents Adjusted Earnings From Operations5 (“Adjusted EFO”) by segment:

	Three Months Ended December 31,		Twelve Months Ended December 31,
US$ millions, unaudited	2021	2020	2021	2020
Business Services	$125	$86	$397	$229
Infrastructure Services	160	95	396	364
Industrials	141	131	879	336
Corporate and Other	(30)	(17)	(99)	(59)

Our Business Services segment generated Adjusted EFO of $397 million in 2021, compared to $229 million in 2020. Prior period results included after-tax gains of $57 million recognized on the sale of our cold storage logistics operations and the pathology business within our healthcare services operations.

Our Infrastructure Services segment generated Adjusted EFO of $396 million in 2021, compared to $364 million in 2020. Results benefited from strong performance in our nuclear technology services operations and improved contribution from our offshore oil services operations. Prior period results included realized losses on derivatives in offshore oil services.

Our Industrials segment generated Adjusted EFO of $879 million in 2021, compared to $336 million in 2020. Current year results included after-tax gains of $476 million recognized on the partial sale of our investment in graphite electrode operations and our investment in public securities. Prior year results included after-tax gains of $21 million recognized on the sale of our investment in public securities.

Strategic Initiatives

  Modular Building Leasing Services
  In December 2021 we completed the acquisition of Modulaire Group (“Modulaire”) for $4.8 billion. Modulaire is a leading provider of modular building leasing services in Europe and Asia-Pacific. Brookfield Business Partners funded approximately $580 million of the $1.6 billion equity investment for a 36% ownership interest, with the balance from institutional partners. A portion of our investment may be syndicated to other institutional partners.
  Roofing Products Manufacturer
  In January 2022 we signed an agreement to acquire Cupa Group, a leading provider of slate roofing products, for approximately $950 million. The transaction will be funded with approximately $390 million of equity, of which we intend to fund approximately 25% on closing, with the balance funded by institutional partners. We expect to close the transaction in the second quarter of 2022.
  Unit Repurchase Program
  For the three months and twelve months ended December 31, 2021 we repurchased 759,572 and 1,946,491 of Brookfield Business Partners L.P. units under our normal course issuer bid (NCIB).

Liquidity

We ended the year with approximately $2.2 billion of liquidity at the corporate level including $720 million of cash and liquid securities and $1.5 billion of availability on our credit facilities.

Subsequent to year end, Brookfield Asset Management agreed to subscribe for up to $1 billion of Brookfield Business Partners’ 6% perpetual preferred equity securities. Proceeds will be available for Brookfield Business Partners to draw upon for future growth opportunities as they arise. The preferred securities are redeemable at par, at the option of Brookfield Asset Management, to the extent Brookfield Business Partners completes asset sales or equity issuances. Brookfield Asset Management has the ability to waive its redemption option.

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on March 31, 2022 to unitholders of record as at the close of business on February 28, 2022.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available on our website https://bbu.brookfield.com under Reports & Filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time-weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2021 was 147.3 million and 148.0 million, respectively (2020: 149.2 million and 149.9 million, respectively).
  Net income (loss) per limited partnership unit is equal to net income (loss) per unitholder less the incentive distribution declared to special limited partnership unitholders during the three and twelve months ended December 31, 2021.
  Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization, gains (losses) on acquisition/disposition, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income (expense), net. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. The Partnership believes that Adjusted EBITDA provides a comprehensive understanding of the ability of its businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of the Partnership’s operations and excludes items that the Partnership believes do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Please refer to the reconciliation of net income to Adjusted EBITDA included elsewhere in this release.
  Adjusted EFO was formerly referred to as Adjusted FFO and the methodology of calculating Adjusted EFO is unchanged from how Adjusted FFO was previously calculated. Adjusted EFO is the Partnership’s segment measure of profit or loss and is presented as net income and equity accounted income at the Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, restructuring charges, revaluation gains or losses, impairment expense, and other income or expense items. The Partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments excludes amounts attributable to non-controlling interests consistent with how the Partnership determines net income attributable to non-controlling interests in its IFRS consolidated statement of operating results. In order to provide additional insight regarding the Partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO allows the Partnership to evaluate its segments on the basis of return on invested capital generated by its operations and allows the Partnership to evaluate the performance of its segments on a levered basis.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from a strong competitive position and provide essential products and services.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $690 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com

Please note that Brookfield Business Partners’ previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com under Reports & Filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Sebastien Bouchard Tel: +1 (416) 943-7937 Email: sebastien.bouchard@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and 2021 Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ 2021 results as well as the Letter to Unitholders and Supplemental Information on our website https://bbu.brookfield.com under Reports & Filings.

The conference call can be accessed via webcast on February 4, 2022 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 1270808. A recording of the conference call will be available until February 10, 2022 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 1270808). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus (SARS-CoV-2) pandemic, including any SARS-CoV-2 variants (collectively, “COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by various government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2021 to be made available.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. Adjusted EBITDA is not a generally accepted accounting measure under IFRS and therefore may differ from definitions used by other entities. We believe this measure is a useful supplemental measure that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Adjusted EBITDA should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our annual report for the year ended December 31, 2021 to be filed on Form 20-F.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	December 31, 2021		December 31, 2020

Assets
Cash and cash equivalents		$2,588		$2,743
Financial assets		8,550		8,796
Accounts and other receivable, net		5,638		4,989
Inventory and other assets		6,359		5,280
Property, plant and equipment		15,325		13,982
Deferred income tax assets		888		761
Intangible assets		14,806		11,261
Equity accounted investments		1,480		1,690
Goodwill		8,585		5,244
Total Assets		$64,219		$54,746

Liabilities and Equity
Liabilities
Corporate borrowings		$1,619		$610
Accounts payable and other		19,636		17,932
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		27,457		23,166
Deferred income tax liabilities		2,507		1,701
		$51,219		$43,409
Equity
Limited partners	$2,252		$1,928
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	2,026		1,564
Interest of others in operating subsidiaries	8,722		7,845
		13,000		11,337
Total Liabilities and Equity		$64,219		$54,746

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020

Revenues	$13,480	$10,049	$46,587	$37,635
Direct operating costs	(12,469)	(9,104)	(43,151)	(34,630)
General and administrative expenses	(261)	(260)	(1,012)	(968)
Interest income (expense), net	(411)	(394)	(1,468)	(1,482)
Equity accounted income (loss), net	(48)	31	13	57
Impairment expense, net	(239)	(114)	(440)	(263)
Gain (loss) on acquisitions/dispositions, net	—	95	1,823	274
Other income (expense), net	44	188	(34)	111
Income (loss) before income tax	96	491	2,318	734
Income tax (expense) recovery
Current	(106)	(84)	(536)	(284)
Deferred	125	(27)	371	130
Net income (loss)	$115	$380	$2,153	$580
Attributable to:
Limited partners	$(19)	$45	$258	$(91)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	(18)	40	228	(78)
Special Limited Partners	78	—	157	—
Interest of others in operating subsidiaries	74	295	1,510	749

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$204	$(244)	$172	$(17)	$115

Add or subtract the following:
Depreciation and amortization expense	121	186	325	—	632
Impairment expense, net	—	279	(40)	—	239
Other income (expense), net[1]	(82)	24	13	1	(44)
Income tax (expense) recovery	26	(28)	12	(29)	(19)
Equity accounted income (loss), net	(7)	85	(30)	—	48
Interest income (expense), net	63	110	229	9	411
Equity accounted Adjusted EBITDA[2]	11	35	25	—	71
Amounts attributable to non-controlling interests[3]	(187)	(235)	(481)	—	(903)
Adjusted EBITDA	$149	$212	$225	$(36)	$550

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $26 million of net revaluation gains, $35 million of net gains on the disposition of property, plant and equipment, $39 million of restructuring charges, $39 million in transaction costs, $46 million of income related to the release of a non-recurring provision accrued for a contract dispute at one of the Partnership’s operations, and $15 million of other income.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Twelve Months Ended December 31, 2021
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$619	$(329)	$1,953	$(90)	$2,153

Add or subtract the following:
Depreciation and amortization expense	465	705	1,113	—	2,283
Impairment expense, net	(13)	279	174	—	440
Gain (loss) on acquisitions/dispositions, net	—	—	(1,823)	—	(1,823)
Other income (expense), net[1]	(39)	51	17	5	34
Income tax (expense) recovery	184	(10)	52	(61)	165
Equity accounted income (loss), net	(11)	79	(81)	—	(13)
Interest income (expense), net	239	360	849	20	1,468
Equity accounted Adjusted EBITDA[2]	30	123	85	—	238
Amounts attributable to non-controlling interests[3]	(913)	(645)	(1,626)	—	(3,184)
Adjusted EBITDA	$561	$613	$713	$(126)	$1,761

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $242 million of net revaluation gains, $168 million of business separation expenses, stand-up costs and restructuring charges, $60 million in transaction costs, $40 million of net losses on debt extinguishment/modification, and $8 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Three Months Ended December 31, 2020
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$114	$(93)	$376	$(17)	$380

Add or subtract the following:
Depreciation and amortization expense	113	167	267	—	547
Impairment expense, net	13	101	—	—	114
Gain (loss) on acquisitions/dispositions, net	(55)	—	(40)	—	(95)
Other income (expense), net[1]	(2)	16	(202)	—	(188)
Income tax (expense) recovery	29	5	87	(10)	111
Equity accounted income (loss), net	—	(15)	(16)	—	(31)
Interest income (expense), net	57	103	227	7	394
Equity accounted Adjusted EBITDA[2]	3	33	11	—	47
Amounts attributable to non-controlling interests[3]	(180)	(161)	(515)	—	(856)
Adjusted EBITDA	$92	$156	$195	$(20)	$423

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $298 million of net revaluation gains, $55 million of restructuring charges, $26 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, and $29 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Non-IFRS Measures

US$ millions, unaudited	Twelve Months Ended December 31, 2020
	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total

Net income (loss)	$330	$(318)	$638	$(70)	$580

Add or subtract the following:
Depreciation and amortization expense	435	665	1,065	—	2,165
Impairment expense, net	(18)	245	36	—	263
Gain (loss) on acquisitions/dispositions, net	(241)	—	(33)	—	(274)
Other income (expense), net[1]	158	175	(455)	11	(111)
Income tax (expense) recovery	69	23	102	(40)	154
Equity accounted income (loss), net	(4)	(9)	(44)	—	(57)
Interest income (expense), net	225	356	895	6	1,482
Equity accounted Adjusted EBITDA[2]	16	117	33	—	166
Amounts attributable to non-controlling interests[3]	(699)	(652)	(1,633)	—	(2,984)
Adjusted EBITDA	$271	$602	$604	$(93)	$1,384

Notes:

  Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $390 million of net revaluation gains, $258 million of net gains on debt extinguishment/modification, $134 million of provisions for potential productivity impacts and damages related to business interruption and work stoppages which are not considered normal or recurring, $128 million of non-recurring, one-time provisions including product line exits, contract write-offs, and production relocation costs, as a result of the recapitalization of one of the Partnership’s operations, $186 million of business separation expenses, stand-up costs and restructuring charges, $52 million in transaction costs, and $37 million of other expenses.
  Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the Partnership that is generated by its investments in associates and joint ventures accounted for using the equity method.
  Adjusted EBITDA that is attributable to non-controlling interests in consolidated subsidiaries.

Brookfield Business Partners L.P.
Reconciliation of Net Income per Unit

US$, unaudited	Three Months Ended December 31,		Twelve Months Ended December 31,
	2021	2020	2021	2020

Net income (loss) per unitholder[1,2]	$0.28	$0.56	$4.34	$(1.13)
Less: incentive distribution to special limited partners[2]	(0.53)	—	(1.06)	—
Net income (loss) per limited partnership unit[2,3]	$(0.25)	$0.56	$3.28	$(1.13)

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time-weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three and twelve months ended December 31, 2021 was 147.3 million and 148.0 million, respectively (2020: 149.2 million and 149.9 million, respectively).
  Net income (loss) per limited partnership unit is equal to net income (loss) per unitholder less the incentive distribution declared to special limited partnership unitholders during the three and twelve months ended December 31, 2021.